Exhibit 99.1

FLY LEASING REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS

Dublin, Ireland, May 11, 2017 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2017.

Highlights
•	Net income of $5.1 million, $0.16 per share
•	Adjusted Net Income of $11.1 million, $0.34 per share
•	Repurchased $8.5 million in shares as of May 10
•	Committed to nearly $300 million in acquisitions
•	Repriced, extended and upsized Term Loan to $450 million

“FLY is moving from a year of very active aircraft sales to focusing on deploying our significant cash reserves,” said Colm Barrington, CEO of FLY. “Following quarter end, we have committed to nearly $300 million of aircraft purchases. FLY has financial resources to acquire up to $2.5 billion of additional aircraft and to continue to repurchase our shares. We expect these future aircraft acquisitions to have a material positive impact on our earnings.”

“FLY has repurchased $8.5 million in shares at a significant discount to net book value through May 10,” added Barrington. “We have approximately $58 million remaining in our current share repurchase authorization.”

“We repriced, extended and upsized our Term Loan to $450 million in April, which will save approximately $2 million in annual interest expense,” added Barrington. “This transaction demonstrates FLY’s continuing access to robust capital markets, and enhances its already strong financial position.”

Financial Results

FLY is reporting net income for the first quarter of 2017 of $5.1 million, or $0.16 per diluted share.  This compares to net income of $7.1 million, or $0.21 per diluted share, for the same period in 2016.

Adjusted Net Income

Adjusted Net Income was $11.1 million for the first quarter of 2017 compared to $16.2 million in the same period in the previous year.  On a per share basis, Adjusted Net Income was $0.34 in the first quarter of 2017 compared to $0.47 for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Share Repurchases

During the first quarter of 2017, 99,524 shares were repurchased at an average cost of $12.95 per share.  At March 31, 2017, approximately $65.4 million remained available under the share repurchase program.  Subsequent to quarter end, another 560,858 shares were repurchased at an average cost of $12.83.  These share prices are well below FLY’s book value per share of $18.62 at March 31, 2017. As of May 10, 2017, approximately $58 million remained available under the share repurchase program.

Financial Position

At March 31, 2017, FLY’s total assets were $3.4 billion, including an investment in flight equipment totaling $2.8 billion. Total cash at March 31, 2017 was $606.1 million, of which $536.9 million was unrestricted.

Aircraft Portfolio

At March 31, 2017, FLY’s 76 aircraft, as shown in the table below, were on lease to 42 airlines in 28 countries.  The table does not show the two B767 aircraft owned by a joint venture in which FLY has a 57% ownership.

Portfolio at	Mar 31, 2017	Dec 31, 2016
Airbus A319	9	9
Airbus A320	12	12
Airbus A321	3	3
Airbus A330	3	3
Airbus A340	2	2
Boeing 737	38	38
Boeing 757	3	3
Boeing 777	2	2
Boeing 787	4	4
Total	76	76

At March 31, 2017, the average age of the portfolio was 6.4 years weighted by the net book value of each aircraft. The average remaining lease term was 6.6 years, also weighted by net book value. At March 31, 2017, FLY’s leases were generating annualized rental revenue of approximately $325 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, May 11, 2017. Participants should dial +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 94532798 or ask an operator for the FLY Leasing earnings call. A live webcast of the conference call will be also available in the investor relations section of FLY’s website at www.flyleasing.com. An archived webcast will be available on FLY’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft.  FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including FLY's inability to achieve its portfolio growth expectations or its failure to achieve the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K.  FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Mar. 31, 2017 (Unaudited)	Three months ended Mar. 31, 2016 (Unaudited)
Revenues
Operating lease rental revenue	$79,321	$74,633
End of lease revenue	1,239	3,206
Amortization of lease incentives	(1,775)	(2,773)
Amortization of lease premiums, discounts and other	(82)	(113)
Operating lease revenue	78,703	74,953
Finance lease income	188	892
Gain on sale of aircraft	―	5,143
Equity earnings from unconsolidated subsidiary	125	133
Interest and other income	250	87
Total revenues	79,266	81,208
Expenses
Depreciation	32,051	28,839
Interest expense	31,833	30,834
Selling, general and administrative	8,292	8,269
(Gain) loss on ineffective and dedesignated derivatives	(51)	286
Debt modification and extinguishment costs	544	4,527
Maintenance and other costs	472	1,199
Total expenses	73,141	73,954
Net income before provision for income taxes	6,125	7,254
Provision for income taxes	1,073	154
Net income	$5,052	$7,100
Weighted average number of shares:
- Basic	32,244,481	34,287,783
- Diluted	32,301,322	34,288,608
Earnings per share (net income per common share):
- Basic and diluted	$0.16	$0.21

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Mar. 31, 2017 (Unaudited)	Dec. 31, 2016 (Audited)
Assets
Cash and cash equivalents	$536,877	$517,964
Restricted cash and cash equivalents	69,200	94,123
Rent receivables	87	419
Investment in unconsolidated subsidiary	7,825	7,700
Investment in finance lease, net	14,774	15,095
Flight equipment held for operating lease, net	2,666,926	2,693,821
Maintenance right asset, net	101,969	101,969
Fair market value of derivative assets	2,223	1,905
Deferred tax asset, net	7,266	7,445
Other assets	5,543	6,568
Total assets	3,412,690	3,447,009
Liabilities
Accounts payable and accrued liabilities	26,905	13,786
Rentals received in advance	13,191	13,123
Payable to related parties	2,152	5,042
Security deposits	43,083	42,495
Maintenance payment liability	195,421	182,571
Unsecured borrowings, net	691,886	691,390
Secured borrowings, net	1,774,373	1,831,985
Fair market value of derivative liabilities	11,185	13,281
Deferred tax liability, net	20,942	19,847
Other liabilities	34,643	40,254
Total liabilities	2,813,781	2,853,774
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 32,156,916 and 32,256,440 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	32	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	―	―
Additional paid in capital	535,626	536,922
Retained earnings	71,078	66,026
Accumulated other comprehensive loss, net	(7,827)	(9,745)
Total shareholders’ equity	598,909	593,235
Total liabilities and shareholders’ equity	$3,412,690	$3,447,009

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Three months ended Mar. 31, 2017 (Unaudited)	Three months ended Mar. 31, 2016 (Unaudited)
Cash Flows from Operating Activities
Net Income	$5,052	$7,100
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(125)	(133)
Finance lease income	(188)	(892)
Gain on sale of aircraft	―	(5,143)
Depreciation	32,051	28,839
Amortization of debt discounts and issuance costs	2,119	2,360
Amortization of lease incentives	1,775	2,773
Amortization of lease premiums, discounts and other	83	113
Amortization of GAAM acquisition fair value adjustments	475	672
Net loss on debt modification and extinguishment	532	3,679
Unrealized foreign exchange loss	219	1,001
Provision for deferred income taxes	1,058	94
(Gain) loss on derivative instruments	(181)	216
Security deposits and maintenance payment liability recognized into earnings	―	(400)
Security deposits and maintenance payment claims applied towards operating lease revenues	―	(805)
Cash receipts from maintenance rights	―	6,150
Changes in operating assets and liabilities:
Rent receivables	332	(751)
Other assets	1,004	(141)
Payable to related parties	(2,890)	(7,239)
Accounts payable, accrued and other liabilities	12,205	18,065
Net cash flows provided by operating activities	53,521	55,558
Cash Flows from Investing Activities
Rent received from finance lease	510	1,230
Proceeds from sale of aircraft, net	―	155,359
Payments for aircraft improvement	(5,157)	(3,034)
Payments for lessor maintenance obligations	(6,456)	(514)
Net cash flows (used in) provided by investing activities	(11,103)	153,041

	Three months ended Mar. 31, 2017 (Unaudited)	Three months ended Mar. 31, 2016 (Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	24,923		76,058
Security deposits received	525		―
Maintenance payment liability receipts	16,341		17,968
Maintenance payment liability disbursements	(3,531)		(662)
Swap termination payments, net	―		(538)
Debt extinguishment costs	(12)		―
Debt issuance costs	―		(349)
Proceeds from secured borrowings	―		16,756
Repayment of secured borrowings	(60,496)		(239,645)
Shares repurchased	(1,291)		(25,191)
Net cash flows used in financing activities	(23,541)		(155,603)
Effect of exchange rate changes on cash and cash equivalents	36		279
Net increase in cash and cash equivalents	18,913		53,275
Cash and cash equivalents at beginning of period	517,964		275,998
Cash and cash equivalents at end of period	$536,877	$	$ 329,273
Supplemental Disclosure:
Cash paid during the period for:
Interest	$17,515	$	$ 16,573
Income taxes	158		18
Supplemental disclosure of noncash activities:
Other liabilities applied to maintenance payment liability and rent receivables	350		―
Noncash investing activities:
Aircraft improvement	―		2,338
Noncash activities in connection with sale of aircraft	―		27,432

FLY Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended March 31, 2017 (Unaudited)	Three months ended March 31, 2016 (Unaudited)
Net income	$5,052	$7,100
Amortization of debt discounts and loan issue costs	2,119	2,360
Amortization of lease premiums, discounts and other	83	113
Amortization of fair value adjustments recorded in purchase accounting	475	672
Net loss on debt modification and extinguishment	544	4,527
Transaction fees and expenses	1,605	―
Unrealized foreign exchange loss	219	1,001
Deferred income taxes	1,058	94
(Gain) loss on ineffective, dedesignated and terminated derivatives	(51)	286
Adjusted Net Income	$11,104	$16,153
Average Shareholders’ Equity	$596,072	$644,810
Adjusted Return on Equity	7.5%	10.0%

Weighted average diluted shares outstanding	32,301,322	34,288,608
Adjusted Net Income per diluted share	$0.34	$0.47

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (ii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iii) net losses from debt modification and extinguishment; (iv) transaction fees and expenses; (v) unrealized foreign exchange losses; (vi) deferred income taxes; and (vii) the ineffective portion and charges associated with cash flow hedges. The adjustments included within Adjusted Net Income are primarily non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash, one-time or non-recurring items that are not expected to continue in the future, and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as a substitute for net income or other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.